Friday, March 30, 2007

Press Release

Dynasty Gaming Retains AGORACOM Investor Relations

MONTREAL, March 30, 2007 - Dynasty Gaming Inc. (TSX-V: DNY, OTCBB: DNYFF) (http://www.DynastyGaming.com) is pleased to announce it has retained the services of AGORACOM Investor Relations ("AGORACOM") (http://www.agoracom.com) to provide investor relations services.

The objective of this agreement is two-fold. First, to create effective communication between Dynasty Gaming, its shareholders and the investment community through AGORACOM’s internet based investor relations system. Effective immediately, a customized and monitored Dynasty Gaming IR HUB (http://www.agoracom.com/IR/DynastyGaming) will allow both Dynasty Gaming and AGORACOM to communicate with all investors simultaneously, anytime and in real-time, while providing shareholders with equal access and complete transparency to all investor relations communications. The IR HUB will also provide one-click access to all critical Dynasty Gaming IR information, as well as, an executive audio address. In addition, the IR HUB provides investors with a monitored discussion forum for the purposes of constructive and high-quality discussion about the Company that is free of spam, bashing, hyping and profanity.

Second, AGORACOM will be responsible for raising Dynasty Gaming awareness amongst retail investors for the purposes of attracting new and prospective shareholders. As an exclusive small-cap content provider to Yahoo Finance Canada, AOL Finance Canada and every Blackberry device on the planet, AGORACOM will provide Tier-1 financial coverage of all meaningful Dynasty Gaming press releases.

AGORACOM will be fully responsible for creating, implementing and executing an investor relations strategy, the consolidation of which will save management a considerable amount of time, effort and expense, allowing them to focus on core business operations, while significantly improving shareholder communications.

Dynasty Gaming President and CEO, Albert Barbusci, stated, "I believe the time has now come to significantly increase our communications with existing shareholders and the investment community. As a company that is capitalizing on the online gaming industry, we understand the power of conducting investor relations over the web for the purposes of reaching the widest possible audience of investors. The solution provided by AGORACOM provides our management team with the ability to focus on executing the business plan during this very important phase of our development. Our shareholders and Company will benefit greatly from near real-time communications, regularly planned updates and increased exposure."

For all future Dynasty Gaming investor relations needs, investors are asked to visit the Dynasty Gaming IR Hub at http://www.agoracom.com/IR/DynastyGaming where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to DNY@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

The terms of the agreement are as follows: Duration - 12 months. Monthly Cash Compensation - $3,000, Stock Options - 250,000 shares at $CDN .75 per share; this agreement has been negotiated entirely at arm's length. AGORACOM is located in Toronto, Ontario.

About AGORACOM Investor Relations Corp.
http://www.agoracom.com
http://www.AgoraIR.com

AGORACOM Investor Relations is North America's leading outsourced investor relations firm for small-cap companies. AGORACOM's exclusive IR HUB delivers two-way investor relations and communications that provide 100% transparency, accessibility, equality and near real-time communications for all shareholders and the investment community.

AGORACOM has specialized in small-cap investor relations since 1997 and is the exclusive provider of all small-cap content to Yahoo Finance Canada, The AOL Small Cap Channel and every Blackberry device on the planet.

About Dynasty Gaming Inc.

In cooperation with Beijing-based 95 Joy, Dynasty Gaming, through its wholly-owned subsidiaries, is aggressively pursuing agreements with major companies in the People's Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong software. Success to date includes the establishment of a relationship with Beijing Junnet Science and Technology Company Limited (www.junnet.cn), one of the largest prepaid card distributors in China, for the marketing and distribution of prepaid cards for accessing a play-for-points version of Mahjong on sites in China. Dynasty has also entered into a partnership with Sohu.com Inc. (www.sohu.com), one of China's most widely used interactive online sources for information, entertainment and communications incorporating a leading portal with more than 100 million registered users.

Dynasty's relationship with Sun Media Investment Holdings Ltd. (www.chinasunmedia.com), China's largest privately owned multi-media provider, represents a powerful channel through which to create enhanced awareness of an online version of Mahjong, a national sport in China. Agreements also exist with Betex (www.betexgroup.plc.uk) covering sports lotteries and SSI (www.sino.com) covering welfare lotteries, which further expand the range of distribution channels through which Dynasty-sourced content will be marketed and managed in China. An agreement with Las Vegas From Home.com Entertainment Inc. (www.lvfh.com) allows Dynasty to provide all of its marketing channel partners with its own Mahjong game together with LVFH's full suite of popular Asian-style specialty games. Commencement of multi-site online play of mahjong in China is expected to begin in April, 2007. Competition for seats at a World Cup of Mahjong event, scheduled for June 2007 in Macau, PRC, will serve as an incentive for a large universe of players.

Dynasty Gaming's 92.1 million common shares, issued and outstanding, are widely held by Canadian and U.S. investors. Full information on Dynasty Gaming can be found at www.dynastygaming.com and on SEDAR (www.sedar.com) under Dynasty Gaming Inc.

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections. The TSX Venture Exchange has not reviewed this press release and neither approved nor disapproved the information contained in this press release.

CONTACT INFORMATION

Corporate Inquiries

Dynasty Gaming Inc.
Albert Barbusci,
514-288-0900 Ext. 224

Investor Relations

AGORACOM Investor Relations
http://www.agoracom.com/IR/DynastyGaming
DNY@Agoracom.com